Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

April 23, 2007

Mr. Martin F. James

    Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

    Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

Further to our conference call with the Staff on April 21, 2007 concerning the Staff’s comments to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 29, 2006 (the “20-F”), Semiconductor Manufacturing International Corporation (the “Company”) hereby submits our additional responses set forth below. The Company is requesting confidential treatment of the contents of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act.

Note 25. Litigation, page F-46

Elements Included In The Settlement

The Company previously indicated in its March 26, 2007 response (question 4) to the Staff that it believed the elements resulting from the January 2005 Settlement Agreement included the pre-settlement trade secret misappropriation allegations, pre-settlement patent license portfolio, and the post-settlement patent license portfolio.

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

However, upon further analysis, the Company does not believe that the pre-settlement trade secret misappropriation allegations should be included as an element of Settlement. The reasons for this conclusion are as follows:

a)	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

b)	The settlement agreement required all parties to bear their own legal costs;

c)	There were no other damages associated with the Settlement Agreement;

d)	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

e)	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

f)	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.

Therefore, we believe that there are no other elements associated with the Settlement Agreement other than the fair value of the amount that would have been paid by the Company had we licensed the patent license portfolio beginning in 2002.

Allocation Of Value

Consistent with the Company’s response to the Staff dated March 9, 2007 (question 5) and based on the above position, the Company believes that the most appropriate means of allocating the value of the two components of the arrangement – which include both the pre- and post-settlement patent license portfolio – is based on relative fair value.

In determining the relative fair value, the Company evaluated the revenue from the specific products associated with the patent license portfolio for both the pre- and post-settlement period and utilized the income approach, specifically the relief from royalty method. [***]

In regard to the aforementioned approach, we respectfully advise the Staff that we also considered the following alternative means of allocating the present value of the Settlement Agreement amount:

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Residual approach:

Although the Company believes that the residual approach is considered, we continue to prefer the fair value allocation method [***].

Excess earning approach:

During our phone call with the Staff on April 13, 2007, it was suggested by the Staff that the Company consider an alternative approach to valuing the acquired right to license TSMC’s patent portfolio, specifically the excess earnings approach.

In response to the Staff’s suggestion [***]. This wide range was due in large part to the difficulty in determining the appropriate contributory asset charge for the use of goodwill, which in and of itself is a matter of controversy among professionals in the valuation industry.

Based on our discussions with our auditors, their valuation professionals and as well as our valuation specialist, the excess earnings approach while an alternative approach does not adequately support a fair value of the right based on this particular set of facts and circumstances. It is the Company’s position that the “relief from royalty” approach adequately quantifies the fair value of the right acquired as part of the settlement.

The Company understands that estimating the fair value of patent license portfolio is a matter of judgment and believes that application of the “relief from royalty” approach most appropriately estimates such values.

Materiality

Given the above, the Company believes that the most appropriate means of allocating value of the various components of the arrangement – which include the pre-settlement patent license portfolio and post-settlement patent license portfolio – is relative fair value. The result would be as follows:

[***]

[***] The Company notes that the percentage impact on the net operating income for 2006 is material and would therefore require restatement of the financial statements for 2004 and 2005.

In addition to the above, the Company, as suggested by the Staff, will re-characterize the amount allocated to the post-settlement patent portfolio as a deferred cost (as opposed to an intangible asset) in its consolidated balance sheets for all periods presented.

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Updated Disclosure on Litigation

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:

• The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

• TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005). Excluding the .13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

• The Company is required to deposit certain Company materials relating to .13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

• The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.

Accounting under the Settlement Agreement:

In accounting for the Settlement Agreement, the Company discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. The Company then engaged a third-party appraiser to assist it in determining the fair value of the patent license portfolio obtained and the fair value of such rights both pre- and post-settlement.

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

The present value of the Settlement Agreement of $158 million was allocated to the pre- and post-settlement periods based on relative fair value. Based on this approach, $16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio.

Valuation of Intangible Assets:

In estimating the fair value for the patent license portfolio, the Company evaluated the revenue from the specific products associated with the patent license portfolio and utilized the income approach, specifically the relief from royalty method. This method is based on the assumption that in lieu of ownership a market participant would be willing to pay a royalty in order to realize the value of the patent license portfolio.

The amount allocated to the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio. On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC America) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, the covenant not to sue is no longer in effect with respect to the Company’s larger process product.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

Disclosure on Restatement

As a result of review of the accounting treatment for the Settlement Agreement reached with Taiwan Semiconductor Manufacturing Corporation (“TSMC”) on January 31, 2005, the Company determined that errors were made in the identification and classification of the components of payment. The Company previously recorded $23.2 million of the settlement amount as an expense in 2004 and $134.1 million of intangible assets associated with the licensed patents and covenant not to sue. The Company determined that the payment was made solely for the right to use the licensed patent license portfolio both pre- and post-settlement date. The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 of SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets. As a result, the Company has determined that no value should be allocated to the covenant not to sue. This determination impacted the allocation of the settlement amount to its various components, which resulted in the Company decreasing the amount of expense recognized in its 2004 financial statements from $23.2 million to $16.7 million in 2004 and increasing a deferred cost associated with the patent license portfolio from $134.1 million to $141.3 million. This correction also impacted the amount of expense recorded in periods subsequent to the settlement date given the higher asset value being recorded and the shorter amortization period of the patent license portfolio as compared to the covenant not to sue.

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

In addition, the Company also corrected the classification of the payment for the patent license portfolio from an intangible asset to a deferred cost.

Consolidated Balance Sheet

(US$K)

	2005		2004
	As previously Reported	As Restated	As previously Reported	As Restated
Acquired intangible assets, net	195,179	80,668	77,735	77,735
Deferred Cost		117,729
Total Assets	4,583,416	4,586,633	4,384,276	4,384,276
Accrued expenses and other current liabilities	92,916	92,916	82,858	76,399
Total current liabilities	896,038	896,038	730,330	723,871
Total liabilities	1,518,535	1,518,535	1,274,792	1,268,333
Accumulated deficit	(247,919)	(244,701)	(136,385)	(129,927)
Total stockholders’ equity	3,026,099	3,029,316	3,109,484	3,115,942
Total liabilities and stockholders’ equity	4,583,416	4,586,633	4,384,286	4,384,286

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Consolidated Statements of Operation

(US$K)

	2005		2004
	As previously Reported	As Restated	As previously Reported	As Restated
Litigation Settlement			23,153	16,695

Amortization of acquired intangible assets & deferred cost	41,251	44,492	14,368	14,368
Total operating expenses	173,530	176,771	176,056	169,598
(Loss) income from operations	(83,799)	(87,040)	82,383	88,841
(Loss) income before income tax	(110,121)	(113,362)	89,931	96,389
Net (loss) income before cumulative effect of a change in accounting principle	(111,534)	(114,775)	89,745	96,203
Net (loss) income	(111,534)	(114,775)	89,745	96,203
(Loss) income attributable to holders of ordinary shares	(111,534)	(114,775)	70,905	77,364
On the basis of net loss before accounting change per share, basic	(0.01)	(0.01)	0.00	0.01
On the basis of net loss before accounting change per share, diluted	(0.01)	(0.01)	0.00	0.00
(Loss) income per ADS, basic	(0.31)	(0.32)	0.25	0.27
(Loss) income per ADS, diluted	(0.31)	(0.32)	0.20	0.22

Consolidated Statements of Cash Flow

(US$K)

	2005		2004
	As previously Reported	As Restated	As previously Reported	As Restated
(Loss) income attributable to holders of ordinary shares	(111,534)	(114,775)	70,905	77,364
Net (loss) income	(111,534)	(114,775)	89,745	96,203
Amortization of acquired intangibel assets & deferred cost	41,251	44,492	14,368	14,368
Accrued expenses and other current liabilities	41,469	41,469	32,116	25,658

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,

/s/ Morning Wu
Morning Wu
Acting Chief Financial Officer

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

cc:

Richard R. Chang

Anne Chen

Semiconductor Manufacturing International Corporation

Carmen Chang

Michelle Edwards

Wilson Sonsini Goodrich & Rosati, P.C.

John Wilde

Rossana Ley

Deloitte Touche Tohmatsu CPA Ltd.

Confidential Treatment Requested by Semiconductor Manufacturing

International Corporation

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Appendix 1

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